Via Facsimile and U.S. Mail
Mail Stop 6010

April 18, 2007

Wenjun Jiao
Chief Financial Officer
Tiens Biotech Group USA, Inc.
No. 6, Yuanquan Rd.
Wuqing New Tech Industrial Park
Tianjin, China 301700

Re: Tiens Biotech Group USA, Inc.
**   Form 10-K for the Fiscal Year Ended December 31, 2005**
**   Filed March 31, 2006**
**   File Number: 001-32477**

Dear Mr. Jiao:

        We have completed our review of your Form 10-K and have no further comments
at this time.

                                                Sincerely,

                                                Jim Atkinson
                                                Accounting Branch Chief